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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934


                             CompleTel Europe N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                                Ordinary Shares
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                  N21590 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1(b)
[_]  Rule 13d-1(c)
[X]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.

N21590 10 9
--------------------------------------------------------------------------------

1. Names of Reporting Persons.

   I.R.S. Identification Nos. of above persons (entities only).


Lawrence F. DeGeorge
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)

   (a)
   (b)

--------------------------------------------------------------------------------

3. SEC Use Only
--------------------------------------------------------------------------------

4. Citizenship or Place of Organization

United States
--------------------------------------------------------------------------------



               5.  Sole Voting Power

                   26,706,043
Number of      -----------------------------------------------------------------
Shares
Beneficially   6.  Shared Voting Power
Owned by
Each               -0-
Reporting      -----------------------------------------------------------------
Person With
               7.  Sole Dispositive Power

                   26,706,043
               -----------------------------------------------------------------

               8.  Shared Dispositive Power

                   -0-
--------------------------------------------------------------------------------

 9. Aggregate Amount Beneficially Owned by Each Reporting Person

    26,706,043
--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

--------------------------------------------------------------------------------


11. Percent of Class Represented by Amount in Row (9)

    16.63%
--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions)

    IN
--------------------------------------------------------------------------------

CUSIP No.
N21590 10 9
--------------------------------------------------------------------------------

1. Names of Reporting Persons.
   I.R.S. Identification Nos. of above persons (entities only).


DeGeorge Telcom Holdings Limited Partnership (IRS Identification No. 52-2227219)
--------------------------------------------------------------------------------

2. Check the Appropriate Box if a Member of a Group (See Instructions)
   (a)
   (b)
--------------------------------------------------------------------------------

3. SEC Use Only

--------------------------------------------------------------------------------

4. Citizenship or Place of Organization

Nevada
--------------------------------------------------------------------------------

              5.   Sole Voting Power

                   26,208,676
              ------------------------------------------------------------------
Number of     6.   Shared Voting Power
Shares
Beneficially       -0-
Owned by      ------------------------------------------------------------------
Each
Reporting     7.   Sole Dispositive Power
Person With
                   26,208,676
              ------------------------------------------------------------------

              8.   Shared Dispositive Power

                   -0-
--------------------------------------------------------------------------------

9. Aggregate Amount Beneficially Owned by Each Reporting Person

   26,208,676
--------------------------------------------------------------------------------

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)
--------------------------------------------------------------------------------

11. Percent of Class Represented by Amount in Row (9)

    16.32%
--------------------------------------------------------------------------------

12. Type of Reporting Person (See Instructions)

    PN
--------------------------------------------------------------------------------

Item 1.
      (a)  Name of Issuer
           CompleTel Europe N.V.

      (b)  Address of Issuer's Principal Executive Offices
           Kruisweg 609
           2131 NA Hoofddorp
           The Netherlands
Item 2.
      (a)  Name of Person Filing
           This Schedule 13G is being filed on behalf of Lawrence F. DeGeorge and DeGeorge Telcom Holdings Limited Partnership

      (b) Address of Principal Business Office or, if none, Residence The address for Lawrence F. DeGeorge is as follows:
           c/o DeGeorge Telcom Holdings Limited Partnership

           639 Isbell Road

           Suite 390

           Reno, Nevada 89509

           The address for DeGeorge Telcom Holdings Limited Partnership is as follows:

           639 Isbell Road

           Suite 390

           Reno, Nevada 89509

      (c)  Citizenship

           Lawrence F. DeGeorge is a United States citizen.

           DeGeorge Telcom Holdings Limited Partnership is a Nevada limited partnership.

      (d)  Title of Class of Securities

           Ordinary Shares, par value Euro 0.10 per share (the "Ordinary
           Shares").

      (e)  CUSIP Number
           N21590 10 9

Item 3. If this statement is filed pursuant to 17 C.F.R. (S)240.13d-1(b) or 17 C.F.R. (S)240.13d-2(b) or (c), check 3. whether the person filing is a:

      (a) [_] Broker or dealer registered under section 15 of the Act (15 U.S.C. (S) 78o).
      (b)  [_] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. (S)
               78c).
      (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. (S) 78c).
      (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. (S) 80a-8).
      (e) [_] An investment adviser in accordance with 17 C.F.R. (S)240.13d-1(b)(1)(ii)(E);
      (f) [_] An employee benefit plan or endowment fund in accordance with 17 C.F.R. (S) 240.13d-1(b)(1)(ii)(F);
      (g) [_] A parent holding company or control person in accordance with 17 C.F.R. (S) 240.13d-1(b)(1)(ii)(G);
      (h) [_] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. (S) 1813);
      (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
      (j)  [_] Group, in accordance with 17 C.F.R. (S) 240.13d-1(b)(1)(ii)(J).

      Not Applicable

Item 4.  Ownership.

      (a)  Amount Beneficially Owned

      Lawrence F. DeGeorge    26,706,043 (1)
                              --------------

      DeGeorge Telcom Holdings Limited Partnership    26,208,676
                                                      ---------------------

      (b)  Percent of class:

      Lawrence F. DeGeorge      16.63 (2)
                              ---------------

      DeGeorge Telcom Holdings Limited Partnership    16.32 (2)
                                                      ---------------------

      __________________

      (1) 26,208,676 of these shares are held indirectly through DeGeorge Telcom Holdings Limited Partnership

      (2) Based upon 160,555,222 Ordinary Shares issued and outstanding as of December 31, 2000.



      (c) The following indicates for each filing person the number of shares of Company securities as to which there is sole and/or shared power to vote or dispose of the shares:


      Lawrence F. DeGeorge

      Sole Power        Shared Power
      ----------        ------------
      26,706,043        -0-

      DeGeorge Telcom Holdings Limited Partnership

      Sole Power        Shared Power
      ----------        ------------
      26,208,676        -0-

Item 5.  Ownership of Five Percent or Less of a Class

     N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person

      N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company


     Lawrence F. DeGeorge, through several wholly owned entities, owns 100% of DeGeorge Telcom Holdings Limited Partnership.

Item 8.  Identification and Classification of Members of the Group

     N/A

Item 9.  Notice of Dissolution of Group

     N/A

Item 10.  Certification

     N/A

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 11, 2001                 Lawrence F. DeGeorge


                                         /s/ Lawrence F. DeGeorge
                                         ---------------------------


Date:  February 11, 2001                 DeGeorge Telcom Holdings Limited
                                         Partnership

                                         By: /s/ Lawrence F. DeGeorge
                                             ---------------------------
                                             Name: Lawrence F. DeGeorge
                                             Title:   Manager of General Partner